ARS
12/29/01
APR 30
1088
02036093

HOMZ

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Building Equity in HŌMZ

HPI
Home Products International Inc.

HOME PRODUCTS INTERNATIONAL, INC.

2001 ANNUAL REPORT

Home Products International, Inc. is a leading designer, manufacturer, and marketer of a broad range of high-quality, non-electric consumer housewares products.

The Company's product lines include storage containers, laundry management products, bath and shower organizers, hooks, hangers, home and closet organizers, and food storage containers. HPI has established the #1, #2, or #3 market position in each of its major product categories and is the only diversified housewares company that provides a full line of products with nationwide distribution in all of its product categories.

The Company's recession-resistant, non-cyclical, value-priced products are sold under the HŌMZ™ brand through most of the large national retailers, including Wal-Mart, Kmart, Target, Sears, Bed Bath & Beyond, Linens 'N Things, Staples, SAM's Club, Home Depot, and Lowe's.

Headquartered in Chicago, Illinois, HPI's Common Stock is traded on the NASDAQ Small-Cap Market℠ under the symbol HOMZ.

1 *Chicago, Illinois*
2 *Eagan, Minnesota*
3 *El Paso, Texas*
4 *Louisiana, Missouri*
5 *Mooresville, North Carolina*
6 *Reynosa, Mexico*
7 *Seymour, Indiana*
8 *Thomasville, Georgia*



To our Shareholders:

"The cover of this Annual Report captures precisely what happened in 2001: The Company and its shareholders continued to build equity in the HŌMZ brand of housewares products."

This was accomplished through a myriad of important and demonstrable actions. Among the most important:

- Significantly increased market share.
- Dramatically improved financial metrics.
- High visibility HŌMZ product family promotions.
- All-time high service levels with our most important customers.

Every one of these milestones underlies the continued building of both consumer and shareholder value and equity in the HŌMZ brand. But most importantly, 2001 demonstrated the strength and resilience of HPI as it rebounded — yes turned around — from 2000.

To truly understand the accomplishments that permeate 2001, we must briefly look back at the year 2000 which was arguably the most challenging year our Company has ever faced. I would like to share with you an insider's view of how your management team rose to new levels of tenacity and resolve to overcome a very complex and serious challenge. Not only were we successful at every turn, but in the process we have built a new foundation for the strongest and most competitive HPI in our history.

The year 2000 was unusual not just in the type of challenge we encountered, but more in the number of those challenges and the rapidity with which they came. Spiraling raw material costs, irrational price competition, and customer bankruptcies to name just a few. As is typical of our management team, we took these challenges as not only a short-term imperative, but as a jolt to push us to rethink long-term issues that could pay dividends well into the future.

Now let's look at key events that transpired in 2001 as a direct result of meeting — and beating — the challenges of 2000.

Financial Accomplishments

During 2001, the Company's balance sheet was dramatically improved. This was accomplished through a number of very beneficial transactions and solid management decisions. A year ago, the Company was in the early stages of financial distress. Our debt levels were near their highest levels ever, the credit agencies had us on credit



HŌMZ FOOD STORAGE *HPI markets a complete line of food storage containers, including the key sub brands PopTop Storables® and Flip 'n Fresh™. The full HŌMZ line includes microwave and food containers, canisters, pitchers and sipper bottles, plus containers for dry food storage.*



JAMES R. TENNANT
Chairman and Chief Executive Officer
Home Products International, Inc.

watch and our bank group was indicating that we should be looking for different lending partners. This situation was both a function of our performance in 2000 and a rapid and dramatic change in how the credit markets viewed business risk. Coupled with a less than robust economy, our financial health was clearly in jeopardy.

Because of our serious financial situation, we made the difficult decision to put our servingware product line up for sale. The servingware business, known as Plastics, Inc. (P.I.), had been growing very rapidly and profitably since we acquired it in 1998. While this excellent financial performance made the decision to sell P.I. more difficult, this product line was commercially distributed as opposed to HPI's retail focus. Selling it would have financial benefits as well as the strategic benefit of allowing HPI to put its full resources towards our most important retail customers.

The sale process took most of the first half of 2001 but resulted in a very rewarding outcome. We were able to sell P.I. for $71 million. This was a multiple of over seven times 2000 EBITDA. The sale price and multiple achieved were among the best of any transaction, in any industry, in 2001.

The success of the P.I. divestiture set the stage for a thorough re-engineering of our financing. The P.I. sale proceeds were used entirely to pay down debt. We retired our term note of $43 million and used the remaining funds to repay a portion of our revolving line of credit. With our debt reduced we could then look for new lending partners who were more devoted to our business than was the existing bank group. The search for new lenders led us to Fleet Capital.

As a result of our negotiations with Fleet Capital we were able to replace the former bank group in its entirety, reduce our financial covenants to a much more manageable level and obtain increased flexibility for the use of borrowed funds. Our new $50 million asset based facility will be used primarily to finance the Company's working capital needs.

This new facility provides increased flexibility over our prior financing arrangements including the ability to pursue limited buybacks of our bonds as well as to pursue selective acquisitions. In addition, the facility provides lower interest rates and more favorable financial covenants than the one it replaces.

Operational Excellence

Although the P.I. divestiture was very important to restructuring our borrowing situation, the change to more favorable lending arrangements would not have been possible without the significant improvement from operations that was demonstrated during 2001.

The EBITDA from our housewares business improved from $25 million to $30 million despite very competitive pricing, and the negative sales and earnings impact of several bankrupt customers. Even more impressive, our EBITDA margins improved by 330 basis points and generated $20 million of positive cash flow from operations. This very positive cash flow was obviously a result of the improved earnings but also due to inventory reductions and other improvements in asset management. Our inventory turns of six times are significantly better than some of our more well known competitors as is our payables-to-inventory ratio of 68%. Both of these measures were significantly improved during 2001.

While our ongoing operations showed significant improvement, we also successfully completed the various restructuring initiatives that were begun in 2000. The plans to close our Leominster, Massachusetts facilities and reconfigure our factories were completed on time and ahead of budget.

The results were a more streamlined and efficient manufacturing operation that benefited 2001 and will continue to provide positive benefits in 2002 and beyond. Our ability to quickly complete these restructuring initiatives resulted in savings of $3.5 million from our original restructuring cost estimates.

SUBSTANTIAL BALANCE SHEET IMPROVEMENT

In total, we reduced our debt by $90 million in 2001. We are now vastly more secure and flexible in our ability to withstand the occasional bump in the road that inevitably happens in any business. This new viability is clearly underscored by the credit upgrades issued by the rating agencies.

On a final positive note, let me briefly discuss our tax situation. In 2000 we incurred significant losses due to the write down of assets and the decisions to reconfigure our manufac-



HŌMZ™ STORAGE *HPI is a leading supplier of plastic storage containers and drawer systems, including new Snap-Lock™ Select products. Also marketed under the HŌMZ Storage brand: plastic laundry baskets, buckets, tubs, totes, crates, bins, carts and baskets.*



HŌMZ™ LAUNDRY *HPI is the U.S. market leader in ironing tables and replacement covers & pads. The Company markets a complete line of these products, in addition to laundry hampers, sorters, drying racks, laundry bags and accessories under the HŌMZ Laundry brand.*

turing facilities. These actions were taken without the immediate benefit of any tax savings. However, as we earn profits in the future we will be able to offset those profits against the losses incurred last year. The net result is that our pre-tax cash flow and operating profits will be fully available to pay down debt and reinvest in the business. In fact, we still have over $16 million of tax savings in our future.

This retrospective of 2000 and 2001 is not meant to re-hash past events, but rather to give a frame of reference for 2002 and on. Put simply, we are in the business of delivering to our customers the highest quality products and service. With the dramatic financial and operational improvements of 2001, we can fully devote our resources and focus on continually improving our partnership with our most important customers.

Evidence of this excellent partnership is seen in our ever-increasing shelf space, the proliferation of the HŌMZ brand and our #1, #2 or #3 market share position in every category.

HPI has turned an important corner. In the past we have consistently demonstrated that the Company can prosper when times are good. In 2001 we have shown the resilience and skill set to make it through very choppy seas and emerge a finer and stronger company. For our shareholders, for our customers and for our associates, the future looks very promising.

Sincerely,

James R. Tennant
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
HOME PRODUCTS INTERNATIONAL, INC.

APRIL 2002



HŌMZ CLOSET *HPI is a leading supplier of plastic clothes hangers, and also markets a complete line of plastic, metal and wood hangers under the HŌMZ brand. The HŌMZ Closet collection also includes upscale wood and canvas shoe racks and closet organizers.*



HŌMZ BATH *HPI is a leading supplier of value-priced bath accessories and bath & shower organization products. Marketed under the HŌMZ Bath brand, these include Dura-Chrome® Steel accessories, Suction-Lock® shower organizers, and Spaceworks® for Bath etageres.*

Selected Financial Data

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of business combinations and dispositions of business assets that materially affected the comparability of the information set forth below and material uncertainties that could cause future results to differ from such information.

	Fiscal Year				
	2001	2000	1999	1998	1997
	(in thousands, except share data)				
Statement of Operations Data:					
Net sales	$249,721	$297,048	$294,297	$252,684	$129,324
Cost of goods sold	188,299	235,144	209,641	181,506	96,257
Special charges (income), net	(414)	1,920	8,589	—	—
Gross profit	61,836	59,984	76,067	71,178	33,067
Operating expenses	40,100	44,732	45,845	40,528	20,319
Restructuring and other charges (income)	(480)	10,482	5,966	—	—
Asset impairment charges	—	53,348	—	—	—
Other nonrecurring charges	—	—	445	—	—
Operating profit (loss)	22,216	(48,578)	23,811	30,650	12,748
Interest expense	18,284	22,363	20,271	15,568	5,152
Other income (expense), net	14,621	(467)	542	269	70
Earnings (loss) before income taxes and extraordinary charge	18,553	(71,408)	4,082	15,351	7,666
Income tax expense	975	103	2,072	6,601	346
Net earnings (loss) before extraordinary charge	$ 17,578	$(71,511)	$ 2,010	$ 8,750	$ 7,320
Net earnings (loss) before extraordinary charge per common share—basic	$ 2.32	$ (9.77)	$ 0.27	$ 1.11	$ 1.35
Net earnings (loss) before extraordinary charge per common share—diluted	$ 2.27	$ (9.77)	$ 0.26	$ 1.07	$ 1.29

	As of Fiscal Year End				
	2001	2000	1999	1998	1997
	(in thousands)				
Balance Sheet and Cash Flow Data:					
Working capital	$ 6,078	$ 18,626	$ 33,012	$ 27,677	$ 8,263
Property, plant and equipment, net	42,631	55,881	67,258	60,200	28,380
Other intangible assets	74,759	114,657	172,067	181,952	29,391
Total assets	187,343	265,652	343,906	340,043	99,343
Long-term obligations (less current maturities)	130,447	215,051	221,334	219,536	30,700
Stockholders' equity	2,820	(14,497)	56,622	58,001	42,216
Cash provided by operating activities	23,326	17,706	14,615	20,693	878

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company reports on a 52/53 week fiscal year. References to fiscal year 2001 ("2001") are for the fifty-two weeks ended December 29, 2001, fiscal year 2000 ("2000") is the fifty-three weeks ended December 30, 2000 and fiscal year 1999 ("1999") is the fifty-two weeks ended December 25, 1999.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies", the Company identified the most critical accounting principles upon which its financial status depends. The Company determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. The Company identified its most critical accounting policies to be those related to revenue recognition, inventory valuation and restructuring reserves. The Company states these accounting policies in the notes to the consolidated financial statements and at relevant sections in this discussion and analysis. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report.

Divestiture of the Plastics, Inc. Product Line

On June 7, 2001, the Company entered into a definitive agreement to sell its servingware product line, Plastics, Inc. ("PI"), to A & E Products Group LP, an affiliate of Tyco International. The Company completed the sale on July 6, 2001 for $71 million in cash (the "Sale"). The net sale proceeds of $69.5 million, net of transaction costs, were used to retire the Company's term debt and a portion of its revolving credit borrowings. The Sale resulted in a gain of approximately $14.5 million, which was recorded as other income during the third quarter of 2001. The gain of $14.5 million is net of allocated goodwill and specific net assets. During 2001 and 2000, PI contributed net sales of $19.7 million and $39.5 million, respectively and operating profits of $3.7 million in 2001 and $7.8 million in 2000. See Note 2 to the Company's Consolidated Financial Statements in this report for additional information including the unaudited pro forma historical results for 2001 and 2000 as if PI had been sold at the beginning of each fiscal year.

2001 Special, Restructuring and Other Charges

During the first quarter of 2001, the Company closed its Leominster, MA manufacturing and warehouse facilities. Accordingly, we recorded a pretax charge of $2.6 million, of which $0.1 million was deemed to be Special Charges and $2.5 million as Restructuring and Other Charges (collectively referred herein as the "2001 Restructuring"). These charges were comprised of (i) charge to relocate and liquidate inventory at Leominster and other facilities, (ii) charge for the relocation of machinery and equipment used at the Leominster facilities and other facilities, (iii) charge for lease termination and sub-lease costs, (iv) charge to write off obsolete and duplicate assets that were used at the Leominster facility and other facilities, (v) charge for employee related severance costs, and (vi) charge for other related restructuring costs.

In the fourth quarter of 2001, the Company completed all of its restructuring initiatives. Once the restructuring was complete, we performed a detailed review of remaining reserve balances. Due to the favorable resolution of several matters, we concluded that certain reserves related to the 2001 Restructuring, 2000 Charges (defined below) and 1999 Charges (defined below) were no longer required. Accordingly, reserves totaling $3.5 million were reversed to income in the fourth quarter.

For the year, the net impact of the first quarter actions and fourth quarter reserve review was a reduction of expenses of $0.9 million, of which $0.4 million is deemed to be Special Charges and $0.5 million as Restructuring and Other Charges. The two charges together are referred to herein as the "2001 Charges".

Excluding the 2001 Charges and the gain on the sale of PI, the 2001 gross profit margin would have been 24.6%, earnings before interest and taxes (EBIT) would have been $21.4 million, earnings before interest, taxes, depreciation and amortization (EBITDA) would have been $34.8 million and earnings before income taxes (EBT) would have been $3.1 million.

2000 Special, Restructuring and other charges

In December 2000, the Company began implementation of a restructuring plan that was undertaken to reduce fixed costs and better position the Company for sustained profitability. The restructuring plan entailed the closure of the Leominster, MA facility (the "Closure"), a reconfiguration of remaining manufacturing facilities, a reduction in headcount and a realignment of the selling process. The restructuring resulted in a pretax charge of $12.4 million, of which $1.9 million was deemed to be Special Charges and $10.5 million as Restructuring and Other Charges. The two charges together are referred to herein as the "2000 Charges".

As disclosed in Note 4 to the Consolidated Financial Statements contained in this report, the 2000 Charges were comprised of (i) reserves to reduce inventory in the Leominster facilities to net realizable value due to the plant closure, (ii) write off of obsolete and duplicate molds that were used at the Leominster facility (iii) reversal of SKU reduction and inventory adjustments relating to the 1999 Special Charges, (iv) reserves for plant and facility assets that will be disposed of, (v) employee related severance costs, and (vi) lease termination costs. The Company anticipates that the result of these restructuring actions may be annual pre tax cash savings of $5-6 million.

2000 Asset Impairment Charges

During December 2000 the Company also recorded Asset Impairment Charges (the "Asset Impairment Charges") of $53.3 million (pretax) related to its general and kitchen storage product lines (the "Plastic Storage Business"). Components of the Asset Impairment Charges included $44.4 million to reduce the carrying value of goodwill and $8.9 million to reduce the carrying value of equipment and product molds. During 2000, the Company experienced margin erosion due to continued increases in the cost of plastic resin. In addition, competitive pressures led to price reductions on the plastic storage product lines. While plastic resin costs were rising most of the year, the most significant selling price reductions occurred in the third and fourth quarters. During the Company's annual operating and strategic planning process, a review of the future financial prospects of the business was completed. As part of this process, management determined the need to review the recoverability of the long-lived assets of its Plastic Storage Business, including intangible assets, pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". It was determined that the carrying value of the Plastic Storage Business long-lived assets, specifically goodwill and product molds, exceeded the estimated undiscounted future cash flows of the related product lines. Accordingly, the Company was required to reduce the carrying value of the net assets of its Plastic Storage Business to fair market value. The Company's estimate of fair market value was based on various methodologies including a discounted value of the estimated future cash flows and a fundamental analysis of the business' value. Considerable management judgment is necessary to estimate fair value.

Excluding the 2000 Charges and Asset Impairment Charges, the 2000 gross profit margin would have been 20.8%, earnings before interest and taxes (EBIT) would have been $16.6 million, earnings before interest, taxes, depreciation and amortization (EBITDA) would have been $34.9 million and loss before income taxes (EBT) would have been ($5.7) million. Diluted loss per share would have been ($0.79) for 2000.

1999 Special, Restructuring and Other Charges

In July 1999, the Company began implementation of a restructuring plan that was undertaken to further maximize the Company's marketing and operational productivity and to strengthen relationships with its key retail partners. The major elements of the restructuring focused on a newly created national branding strategy, elimination of low volume stock keeping units (sku's) and the consolidation of sales, marketing and administrative functions. These steps were taken to solidify the Company's commitment to become a "one brand, one Company" supplier to its customers. The 1999 restructuring plan resulted in a pretax charge of $15.0 million, of which $8.6 million was deemed to be Special Charges, $6.0 million as Restructuring and Other Charges and $.4 million as Other Nonrecurring Charges (the three charges together are referred to herein as the "1999 Charges").

As disclosed in Note 5 to the Consolidated Financial Statements contained in this report, the 1999 Charges were comprised of (i) inventory reserves related to discontinued products and packaging, (ii) write off of molds that were used to make these products, (iii) employee related costs such as severance and relocation, (iv) reserves for assets and computer systems made obsolete due to the consolidation of departments and (v) transaction costs related to the implementation of the national branding strategy and the consolidation of departments.

Excluding the 1999 Charges, 1999 gross profit margin would have been 28.8%, earnings before interest and taxes (EBIT) would have been $39.2 million, earnings before interest, taxes, depreciation and amortization (EBITDA) would have been $55.4 million and earnings before income taxes (EBT) would have been $19.1 million. Diluted earnings per share would have been $1.45 for 1999.

1999 Acquisition

The Company made one acquisition in 1999. In May 1999 the Company acquired certain assets (primarily inventory and molds) from Austin Products, Inc. (the "1999 Acquisition"). Operating results from the 1999 Acquisition have been combined with the Company's since the acquisition date. The product lines obtained included the following plastic housewares products: laundry baskets, totes, crates, bins and utility buckets. The 1999 Acquisition was completed for approximately $6.0 million in cash. 1999 sales of the acquired product line were approximately $8.5 million.

Fiscal Year 2001 as Compared to Fiscal Year 2000

The following discussion and analysis compares the actual historical results of 2001 and 2000:

	Fifty-two weeks Ended December 29, 2001		Fifty-three weeks Ended December 30, 2000	
	(in thousands, except share amounts)			
Net sales	$249,721	100.0%	$297,048	100.0%
Cost of goods sold	188,299	75.4%	235,144	79.2%
Special charges (income), net	(414)	(0.2)%	1,920	0.6%
Gross profit	61,836	24.8%	59,984	20.2%
Operating expenses	40,100	16.1%	44,732	15.1%
Restructuring and other charges (income)	(480)	(0.2)%	10,482	3.5%
Asset impairment charge	—	0.0%	53,348	18.0%
Operating profit (loss)	22,216	8.9%	(48,578)	(16.4)%
Interest (expense)	(18,284)	(7.3)%	(22,363)	(7.5)%
Other income (expense)	14,621	5.9%	(467)	(0.2)%
Earnings (loss) before income taxes	18,553	7.5%	(71,408)	24.1%
Income tax (expense)	(975)	(0.4)%	(103)	(0.0)%
Net earnings (loss) before extraordinary charge	17,578	7.1%	(71,511)	(24.1)%
Extraordinary charge for early retirement of debt, net of $0 income taxes	598	0.2%	—	0.0%
Net earnings (loss)	$ 16,980	6.9%	$ (71,511)	(24.1)%
Net earnings (loss) per common share—basic	$ 2.24		$ (9.77)	
Net earnings (loss) per common share—diluted	$ 2.19		$ (9.77)	

Net Sales. Net sales of $249.7 million in 2001 decreased $47.3 million from $297.0 million in 2000. Approximately $19.0 million of the sales decline was due to the bankruptcy of several customers including Bradlees and Ames. Also impacting comparisons to 2000 was the divestiture of PI in July 2001, which accounted for $19.2 million of the sales decrease. Sales were further impacted by a decline in selling prices in response to competitive pressures and reduced raw material costs. Management decisions not to renew certain low margin promotional sales also reduced sales between years. Sales to the Company's top three customers increased to 58% of total sales in 2001 as compared to 45% in the prior year. The increase is due to the reduced number of retailers in the marketplace.

Laundry Management Products. Net sales in the laundry management category of $90.4 million in 2001 were up 3% to 2000. Sales volumes were positively impacted by the introduction of new private label items as well as store growth at the major discount retailers.

General Storage Products. Net sales in the general storage category of $74.2 million in 2001 decreased $13.0 million (15%) from 2000. The bankruptcy of several retailers, the discontinuance of several low margin promotional items and price decreases in response to competitive pressures all contributed to the decrease.

Closet Storage Products. Net sales in this product category of $29.4 million in 2001 experienced a $5.5 million decrease, or 16% as compared to 2000. The decrease was due to the bankruptcy of several retailers, the discontinuance of several low margin promotional items and price decreases in response to competitive pressures.

Bathware Products. Net sales in the category of $22.9 million decreased during the year by $2.2 million or 9% from 2000. During 2000, a major retailer reduced the shelf space devoted to the category. As a result, 2001 sales were also impacted. Sales were further impacted by the retailer bankruptcies.

Kitchen Storage Products. Net sales in the kitchen storage category of $13.2 million in 2001 decreased $9.5 million, 42%, from 2000. The decrease was the result of significant competition from branded disposable product offerings. In addition, a major customer for this product line eliminated our entire offering. This alone accounted for over $3 million of the sales decrease.

Servingware Products. Net sales in the servingware category of $19.6 million in 2001 were down from $39.5 million a year ago. The sale of the servingware product line (PI) in July 2001 accounts for the decrease.

Special Charges. In 2001 the Company recorded special charge income of $0.4 million. The income was the net result of several actions. In the first quarter of 2001, the Company recorded a $0.1 million charge in connection with the closure of the Leominster manufacturing facility. In the fourth quarter of 2001, inventory reserves totaling $0.5 million related to the 1999 Charges and 2000 Charges were reversed to income in response to the final determination of inventory disposal values. In 2000, the Company recorded Special Charges of $1.9 million in connection with the closure of the Leominster facility. The primary components of the 2000 Special Charges included inventory reserves for the close out of inventory at the Leominster facility and the write off of obsolete and duplicate molds. The $1.9 million of Special Charges in 2000 were net of a $1.2 million reversal of a portion of the 1999 Special Charges. The reversal was due to a change in management's estimated write-offs relating to its 1999 SKU rationalization and inventory adjustments.

Gross Profit Before Special Charges. The Company's gross profit before Special Charges in 2001 was $61.4 million as compared to $61.9 million in 2000. Gross profit margins improved to 24.6% from 20.8% in the prior year. Gross margins benefited from the favorable impact of the restructuring initiatives, savings generated from productivity and efficiency initiatives as well as other cost reduction programs. Additional margin improvements were achieved from favorable raw material prices (primarily steel and cardboard). A decrease in sales rep commissions and freight also favorably impacted margins. Commissions and freight were down 210 basis points as a result of sales mix changes and a realignment of the Company's selling process. Excluding PI, gross margins were 23.5% in 2001 as compared to 17.7% in the prior year.

Operating Expenses. Operating expenses, including selling, administrative and amortization of intangible assets decreased to $40.1 million in 2001 from $44.7 million in 2000. As a percentage of net sales, operating expenses increased to 16.1% in 2001 from 15.1% in 2000. Selling expenses (which includes internal sales force costs, marketing costs and all warehousing costs) were $17.9 million (7.1% of net sales) in 2001 and $25.5 million (8.6% of net sales) in 2000. The sale of PI reduced selling expenses by $2.7 million. The remaining reduction in selling expenses was due to the closure of the Leominster warehouse facilities, the move to less expensive warehouse space in Chicago and also due to lower sales levels. General and administrative expenses were $19.0 million (7.6% of net sales) in 2001 compared to $13.9 million (4.7% of net sales) in 2000. General and administrative expenses were impacted by several items:

- Bad debt expense increased in 2001 by $3.9 million due to the bankruptcy of certain retailers, most notably Kmart and Ames.
- The Company recorded charges of $3.8 million in 2001 for management bonus plans. No such charges were earned or accrued in 2000.
- The sale of PI reduced general and administrative expenses by $1.7 million.
- 2001 included one less week of expenses than 2000 (52 vs. 53 week fiscal years), a savings of $0.2 million.
- Other savings were achieved as a result of various cost reduction efforts.

Amortization of intangible assets in 2001 was 1.3% of net sales, or $3.2 million, versus 1.8%, or $5.3 million, in 2000. The decrease in 2001 reflects reductions of goodwill relating to the sale of PI as well as the impact of the fourth quarter 2000 asset impairment charge to reduce the carrying value of goodwill. Goodwill amortization was $2.6 million in 2001 as compared to $4.7 million recorded in 2000.

Restructuring and Other Charges. The Company recorded income of $0.5 million as a result of the net resolution of several matters. $3 million of income was recorded from the favorable resolution of several restructuring matters. The favorable results came from higher than expected proceeds from the sale of the Company's Leominster manufacturing facility, the favorable settlement of a claim relating to abandoned enterprise planning systems and better than expected results from the sublease of vacated warehouse space. The favorable results offset first quarter charges totaling $2.5 million related to the decision to close the Leominster manufacturing and warehouse facilities.

Asset Impairment Charges. There were no asset impairment charges in 2001. However in December 2000, the Company recorded Asset Impairment Charges of $53.3 million related to its Plastic Storage Business. Components of the Asset Impairment Charges included $44.4 million to reduce the carrying value of goodwill, and $8.9 million to reduce the carrying value of equipment and product molds. During 2000 the Company experienced margin erosion due to continued increases in the cost of plastic resin and competitive pressures that led to price reductions on the plastic storage product lines. In the fall of 2000 as part of the Company's annual planning process, management determined the need to review the recoverability of the long-lived assets of its Plastic Storage Business, including intangible assets, pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". It was determined that the carrying value of the Plastic Storage Business long-lived assets, specifically goodwill and product molds, exceeded the estimated undiscounted future cash flows of the related product lines. Accordingly, the Company was required to reduce the carrying value of the net assets of its Plastic Storage Business to fair market value. The Company's estimate of fair market value was based on various methodologies including a discounted value of the estimated future cash flows and a fundamental analysis of the business' value.

Interest expense. Interest expense of $18.3 million in 2001 decreased $4.1 million from $22.4 million in 2000. The decrease in interest expense in 2001 is due to significant reductions of debt ($70 million of which were proceeds from the PI sale). Outstanding debt at December 29, 2001 was $91 million lower than the amount outstanding at December 30, 2000. Also contributing to the decrease in expense from last year was a decrease in the weighted average interest rate due to rate cuts by the Federal Reserve.

Other income (expense). During 2001 the Company generated other income of $14.6 million as compared to other expense of $0.5 million in the prior year. The primary contributor to the improvement was a gain totaling $14.5 million realized on the sale of PI. In 2000, the Company incurred $0.5 million of fees and expenses associated with a review of strategic alternatives in an effort to enhance shareholder value.

Income tax expense. The income tax provision recorded in 2001 relates to minimum state taxes, the alternative minimum tax and foreign taxes. No federal income taxes were recognized due to significant tax loss carryforwards from prior years. At December 29, 2001 the Company had tax loss carryforwards of $39 million which can be used to reduce taxes in the future. However, there is no assurance that future income will be sufficient to utilize the tax loss carryforwards.

Extraordinary Charge for Early Retirement of Debt. On November 1, 2001, the Company entered into a new asset-based credit facility with Fleet Capital Corporation. The facility replaced the Company's prior credit agreement with a group of banks. The change in credit facilities required the write-off of $0.6 million of capitalized costs incurred to obtain the prior credit agreement. The extraordinary charge reduced earnings per dilutive share by $0.08. There was no tax benefit recorded against the charge.

Earnings (loss) per share—diluted. Diluted income per share for 2001 was $2.19 as compared to 2000's loss of ($9.77) per share. The weighted average number of shares outstanding increased to 7,754,762 in 2001 from 7,322,586 in 2000. The increase in the weighted average number of shares outstanding was due to the increase in the Company's stock price and the resulting impact on the dilutive effect of stock options. Excluding the effects of the gain on sale of PI as well as the income and expense from special, restructuring and other charges, earnings per share in 2001 would have been $0.28 per dilutive share as compared to a loss of ($0.79) per share in 2000.

Fiscal Year 2000 as Compared to Fiscal Year 1999

The following discussion and analysis compares the actual historical results of 2000 and 1999:

	Fifty-three weeks Ended December 30, 2000		Fifty-two weeks Ended December 25, 1999	
	(in thousands, except share amounts)			
Net sales	$297,048	100.0%	$294,297	100.0%
Cost of goods sold	235,144	79.2%	209,641	71.2%
Special charges, net	1,920	0.6%	8,589	2.9%
Gross profit	59,984	20.2%	76,067	25.9%
Operating expenses	44,732	15.1%	45,845	15.6%
Restructuring and other charges	10,482	3.5%	5,966	2.0%
Asset impairment charges	53,348	18.0%	—	—
Other nonrecurring charges	—	—	445	0.2%
Operating profit (loss)	(48,578)	(16.4%)	23,811	8.1%
Interest (expense)	(22,363)	(7.5%)	(20,271)	(6.9%)
Other income (expense)	(467)	(0.2%)	542	0.2%
Earnings (loss) before income taxes	(71,408)	(24.1%)	4,082	1.4%
Income tax expense	103	0.0%	2,072	0.7%
Net earnings (loss)	$(71,511)	(24.1%)	$ 2,010	0.7%
Net earnings (loss) per common share—basic	$ (9.77)		$ 0.27	
Net earnings (loss) per common share—diluted	$ (9.77)		$ 0.26	

Net Sales. Net sales for 2000 were $297.0 million resulting in a $2.7 million increase over 1999. Positively affecting net sales was the strong growth (22%) in the Company's servingware line of products. In addition, a full year of sales from the 1999 Acquisitions contributed an additional $3.1 million as compared to 1999. Net sales were negatively affected by reduced selling prices and decreased placement within the existing customer base. Also negatively impacting 2000 net sales was a $2.9 million decrease in sales to Bradlees, a regional retailer in the northeast. Sales to Bradlees were reduced in the fourth quarter in anticipation of a likely bankruptcy filing. Sales were also negatively impacted by management's elimination of numerous low volume sku's at the end of 1999.

Laundry Management Products. Net sales in the laundry management category of $87.6 million in 2000 were essentially flat to 1999. Deterioration of selling prices that were a direct result of a very competitive pricing environment offset sales volume increases during 2000.

General Storage Products. Net sales in the general storage category of $87.2 million in 2000 increased $3.5 million from 1999. Additional sales volume increases due to new product development and increased promotional opportunities were partially offset by price decreases in response to competitive pressures.

Closet Storage Products. Net sales in this product category of $34.9 million in 2000 experienced a $1.5 million increase, or 4.7% as compared to 1999. The increase was primarily due to increased plastic hanger sales.

Bathware Products. Net sales in this product category of $25.1 million during 2000, decreased $0.6 million or 2.0% from 1999. A major retailer reduced the shelf space devoted to the category. This resulted in sales decreases for HPI and all other bathware vendors.

Kitchen Storage Products. Net sales in the kitchen storage category of $22.7 million in 2000 decreased $4.7 million from 1999. The decrease is the result of several year end 1999 promotions that did not repeat in 2000. In addition, the category is experiencing significant competition from branded disposable product offerings that came on the market in late 1999.

Servingware Products. Net sales in the servingware category of $39.5 million in 2000 increased $7.1 million or 22% from 1999. Increased placement with food service distributors drove the improvement. Increased placement occurred as a result of the full year effect of a new, trade channel specific sales force. The 2000 sales were also positively impacted by several price increases.

Special Charges. In 2000, the Company recorded Special Charges of $1.9 million in connection with the closure of the Leominster facility. The primary components of the Special Charges include inventory reserves for the close out of inventory at the Leominster facility and the write off of obsolete and duplicate molds. The $1.9 million Special Charges are net of a $1.2 million reversal of a portion of the 1999 Special Charges. The reversal was due to a change in management's estimated write-offs relating to its 1999 SKU rationalization and inventory adjustments. In 1999, the Company recorded Special Charges of $8.6 million in connection with the consolidation of two wholly owned subsidiaries (the "Consolidation") and the implementation of a national branding strategy. The primary components of the $8.6 million Special Charges included inventory reserves for discontinued products and packaging and the write off of molds that were used to make these products. In connection with the Consolidation, the Company performed an extensive product line review resulting in the decision to eliminate approximately one-third of the Company's total sku's. The sku's eliminated represented approximately 1% of consolidated sales.

Gross Profit before Special Charges. The Company's gross profit before Special Charges of $61.9 million in 2000 represents a decrease of $22.7 million, or 26.8% from 1999. Gross profit margin decreased to 20.8% in 2000 from 28.8% in 1999. The deterioration in gross profit margin was due to several factors:

- The Company experienced an increase in resin costs, the Company's primary raw material component. The cost increases in plastic resin were attributable to increased demand for plastic resin beyond manufacturers' ability to supply. The gross profit impact of the increased plastic resin cost was approximately $13.0 million.

- A deterioration in selling prices impacted margins. The Company sells a majority of its volume to several large mass-market retailers. The large retailers did not accept price increases to cover the higher cost of raw materials. In fact, competitive pressures forced the Company to reduce selling prices to maintain shelf space. The result of this competitive environment was reduced selling prices despite higher raw material costs, both of which negatively affected margins. Management estimates that the selling price reductions decreased gross profit by $7.7 million.
- The El Paso facility, which opened during the first quarter of 2000. The addition of a new facility, together with under absorbed capacity costs during the initial 6-month start up phase, added to total costs. Since total sales did not significantly change year to year, the additional facility only added to the Company's manufacturing expense base. The El Paso facility added costs of $3.5 million as compared to the prior year.

Offsetting the above factors during 2000 was the positive impact of the 1999 restructuring, which eliminated various low volume sku's.

Operating Expenses. Operating expenses, including selling, administrative and amortization of intangible assets decreased to $44.7 million in 2000 from $45.8 million in 1999. As a percentage of net sales, operating expenses decreased to 15.1% in 2000 from 15.6% in 1999. Selling expenses were 8.6% of net sales in 2000 and 8.5% of net sales in 1999. Increased selling expenses of $0.5 million in 2000 were primarily related to higher warehousing costs for servingware products. General and administrative expenses were 4.7% of net sales in 2000 compared to 5.3% in 1999. General and administrative cost savings of $1.5 million were primarily due to the 1999 fourth quarter consolidation of administrative functions. Reductions in management bonus expense offset the impact of the fact that 53 weeks were included in the Company's 2000 fiscal year as opposed to 52 weeks in 1999. Amortization of intangible assets in 2000 was flat to 1999 at 1.8% of net sales.

Restructuring and Other Charges. The Company recorded Restructuring and Other Charges of $10.5 in 2000. Such charges related to (i) the write-off of obsolete and duplicate molds that were used at the Leominster facility; (ii) reserves for plant and facility assets that will be disposed of; (iii) employee related severance, and (iv) lease termination costs. In 1999, the Company recorded Restructuring and Other Charges of $6.0 million in connection with the Consolidation and the implementation of a national branding strategy. The primary components of these charges were for employee related costs such as severance, reserves established for assets made obsolete due to the Consolidation, transaction costs to implement the Consolidation and asset write-offs related to the discontinued product lines.

Asset Impairment Charges. In December 2000 the Company recorded Asset Impairment Charges of $53.3 million related to its Plastic Storage Business. Components of the Asset Impairment Charges included $44.4 million to reduce the carrying value of goodwill, and $8.9 million to reduce the carrying value of equipment and product molds. During 2000 the Company experienced margin erosion due to continued increases in the cost of plastic resin and competitive pressures that led to price reductions on the plastic storage product lines. While plastic resin costs were rising most of the year, the most significant selling price reductions occurred in the third and fourth quarters. During the Company's annual operating and strategic planning process, a review of the future financial prospects of the business was completed. As part of this process, management determined the need to review the recoverability of the long-lived assets of its Plastic Storage Business, including intangible assets, pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". It was determined that the carrying value of the Plastic Storage Business long-lived assets, specifically goodwill and product molds, exceeded the estimated undiscounted future cash flows of the related product lines. Accordingly, the Company was required to reduce the carrying value of the net assets of its Plastic Storage Business to fair market value. The Company's estimate of fair market value was based on various methodologies including a discounted value of the estimated future cash flows and a fundamental analysis of the business' value.

Other Nonrecurring Charges. In 1999, the Company recorded $0.4 million related to the cost of a new national branding strategy and employee related costs such as relocation. No such costs were incurred in 2000.

Interest Expense. Interest expense increased to $22.4 million in 2000 as compared to $20.3 million in 1999. The increase is a function of higher average debt balances, the addition of a 53rd week to the fiscal year and higher borrowing rates. Borrowing rates under the Company's senior loan agreement were raised in connection with the September 2000 amendment to the Company's Revolving Credit Agreement.

Other Income (Expense). In 2000, the Company incurred $0.5 million of fees and expenses associated with the exploration of strategic alternatives to enhance shareholder value. In 1999, other income was generated from the gain on sale of the Company's former home improvements products division, Shutters, Inc.

Income Taxes. Essentially, no tax provision or benefit was recorded in 2000. The Company had significant pre tax losses in 2000 however these losses must be carried forward to use against future taxable income. The Company has no carryback opportunities and there is no assurance that future income will be sufficient to utilize the tax carryforwards. In 1999, a tax expense of $2.1 million was recorded.

Earnings (loss) per share—diluted. Diluted loss per share for 2000 was ($9.77) as compared to 1999 earnings of $0.26 per share. The weighted average number of shares outstanding decreased to 7,322,586 in 2000 from 7,610,200 in 1999. The decrease in the weighted average number of shares outstanding was due to the Company's stock price falling below the lowest stock option exercise price resulting in the elimination of stock options and warrants from the number of shares outstanding.

Capital Resources and Liquidity

The Company's primary sources of liquidity and capital resources include cash provided from operations and borrowings under the Company's credit facility.

The Company's net debt position (short and long term debt, net of cash on hand) was significantly reduced in the last twelve months. Net debt was $129.5 million at December 29, 2001 as compared to $218.5 million at December 30, 2000. The decrease of $89 million has strengthened the Company's financial position. The decrease in net debt is due to the sale of PI as well as very strong positive cash flows from operations. The sale of PI generated $69.5 million and operations generated $19.5 million of positive cash flow.

The Company's working capital at year-end 2001 (excluding cash and short term debt) was $4.8 million, or $17.2 million lower than at the end of 2000. The decrease in working capital was due to the sale of PI, which had $4.0 million of working capital at December 30, 2000, reductions of receivables and inventories as well as an increase in accruals.

Capital spending in 2001 was $5.2 million as compared to $14.5 million in 2000. Capital spending in 2001 included various information technology and production facility projects as well as the replacement of machinery and equipment. The significantly higher capital spending in 2000 was primarily due to the build out of the El Paso facility as well as information technology projects.

On November 1, 2001, the Company entered into a new four year, $50 million asset-based credit facility with Fleet Capital Corporation ("Fleet Capital") as its sole lender. The facility replaces the $50 million senior credit agreement with a previous group of banks led by The Chase Manhattan Bank ("the Bank Group"). The new facility provides lower interest rates and more favorable financial covenants than the facility it replaces. In addition, the new facility allows for increased flexibility in the use of funds, including the ability to pursue acquisitions and buy back the Company's high yield bonds. Such transactions were prohibited under the senior credit agreement with the Bank Group.

The Company believes its new financing facilities together with its cash flow from operations will provide sufficient capital to fund operations, make required debt repayments and meet anticipated capital spending needs. Availability at December 29, 2001, under the new facility was $34 million and the Company's defined borrowing base was approximately $37 million.

Management Outlook and Commentary

- Weak economic conditions during much of 2001 negatively impacted our customers and our sales. During 2001 several of the Company's retail customers filed for bankruptcy protection. The Company estimates that it lost approximately $19 million in sales due to these bankruptcies during the year. As we enter 2002, year-to-year sales comparisons will be negatively impacted as a result of the reduction in the customer base. As the weak economic conditions continue, the Company may encounter further consolidation of its retail customer base through additional customer bankruptcies. In addition, the weak economy may result in reduced consumer traffic at the Company's primary customers. This would likely result in further sales declines.

- In January 2002, Kmart announced that it had filed for bankruptcy protection. Kmart is the Company's second largest customer with $50 million of gross sales in 2001. The Company's receivable from Kmart at the time of the bankruptcy filing was $6.7 million. The Company does not expect to collect this money in 2002 but is hopeful that some portion will be recovered in 2003 when Kmart expects to emerge from bankruptcy. As part of Kmart's recovery plan, they have announced the closing of 284 stores, approximately 13% of their store base. Such store closings are likely to have a negative impact on the Company's future sales.

- The Company's primary raw materials are plastic resin, steel, fabric and corrugated packaging. Fluctuations in the cost of these materials can have a significant impact on reported results. Management does not expect to see a significant change in the cost of these materials as compared to 2001. However the cost of these items is affected by many variables outside the control of the company and changes to the current perceived trends are possible.

- Plastic resin currently represents approximately 15% to 20% of the Company's cost of goods sold. Although the sale of PI has reduced the Company's exposure to resin price fluctuations, resin costs continue to be a meaningful element of the Company's cost structure. During 2001, resin prices were down slightly to the prior year and were lower than historical averages. These cost decreases were largely passed on to customers through selling price reductions. There is no assurance that the current costing levels will continue nor that future resin price increases can be passed on to customers. Plastic resin costs are impacted by several factors outside the control of the Company including supply and demand characteristics, oil and natural gas prices and the overall health of the economy. Any of these factors could potentially have a positive or negative impact on plastic resin prices and the Company's profitability.

- During 2001, the Company completed all of its restructuring initiatives including the closure of its east coast operations and the realignment of several manufacturing facilities to improve production efficiency and lower costs. While savings were realized during the second half of 2001, a full year's savings will be realized in 2002.

- As a result of operating losses and restructuring write-offs incurred in 2000, the Company has significant tax loss carryforwards. These carryforwards can be used to reduce taxable income in future periods. The Company estimates that its tax loss carryforwards as of December 29, 2001 are in excess of $39 million. There is no assurance that future taxable income will be sufficient to utilize the tax loss carryforwards.

- The Company is highly leveraged with total debt representing over two times our net tangible assets. Accordingly, earnings and cash flow could be materially impacted by changes in interest rates or other business factors. Furthermore, the financial and operating covenants related to the Loan and Security Agreement place some restrictions on the operations of the Company. During 2001, the Company operated well within its financial and operating covenants and expects to operate within the covenants in 2002.

- The Company's new financing arrangements with Fleet Capital provide increased flexibility for the use of borrowed funds. The Company is now free to pursue selected acquisitions that would increase shareholder value. In addition, the financial covenants related to the financing are fewer in number and are less restrictive than the Company's prior financing arrangements. The new covenants take into account seasonal fluctuations and give recognition to the Company's collateral base. Because the financing is asset based, availability of funds to borrow is dependent on the quality of the Company's asset base, primarily its receivables and inventory. Should Fleet Capital determine that such assets do not meet the bank's credit tests, availability can be restricted. Given the Company's retail customer base, it is possible that certain customers will be excluded from the asset base thus reducing the Company's ability to borrow.

- Over the past four years, the Company's growth has come via acquisition. Management still believes that acquisitions continue to provide an opportunity to meaningfully grow the Company's sales and profits. However, until the Company is able to significantly reduce our debt levels, it will focus on smaller acquisitions.

Forward-Looking Statements

Forward-looking statements in this report are made in reliance upon the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those, described in the forward-looking statements. Such factors and uncertainties include, but are not limited to:

- the impact of the level of the Company's indebtedness
- restrictive covenants contained in the Company's various debt documents
- general economic conditions and conditions in the retail environment
- the Company's dependence on a few large customers
- price fluctuations in the raw materials used by the Company, particularly plastic resin
- competitive conditions in the Company's markets
- the seasonal nature of the Company's business
- fluctuations in the stock market
- the extent to which the Company is able to retain and attract key personnel
- relationships with retailers
- the impact of federal, state and local environmental requirements (including the impact of current or future environmental claims against the Company)
- our ability to develop and introduce new products and product modifications necessary to remain competitive
- other factors discussed in "Management Outlook and Commentary" above

As a result, the Company's operating results may fluctuate, especially when measured on a quarterly basis. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company in this report and in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001.

Quantitative and Qualitative Disclosures about Market Risk.

The Company is exposed to market risks from changes in interest rates and commodity based raw materials (resin, steel and fabric).

Interest Rate Risk. The Company's Loan and Security Agreement is LIBOR-based and is subject to interest rate movements. A 10% increase or decrease in the average cost of the Company's variable rate debt would result in a change in pretax interest expense of approximately $0.1 million, based upon borrowings outstanding at December 29, 2001.

Commodity Risk. The Company is subject to price fluctuations in commodity based raw materials such as plastic resin, steel and griege fabric. Changes in the cost of these materials may have a significant impact on the Company's operating results. Management does not anticipate significant fluctuations in the cost of these materials during 2002. On the other hand the cost of these items is affected by many factors outside of the Company's control and changes to the current trends are possible. There have been no significant changes in the costs of plastic resin, steel and griege fabric during the fifty-two week period ended December 29, 2001, although plastic resin prices have decreased slightly during 2001.

The Company has entered into commitments to purchase certain minimum annual volumes of plastic resin. These purchase commitments approximate 64% of the Company's total annual plastic resin purchases. The Company expects to purchase in excess of 120 million pounds of resin in 2002. The agreements expire in December 2002 and December 2003. The purchase commitment pricing is not tied to fixed rates; therefore, the Company's results of operations or financial position could be affected by significant changes in the market cost of plastic resin.

Marketing and Distribution

The Company's products are sold through national and regional discounters, hardware/home centers, food/ drug stores, juvenile stores and specialty stores. The Company sells directly to major retail customers through its sales management personnel and through manufacturers' representatives. Management believes that one of its greatest opportunities is to fully leverage the Company's long-standing relationships with these customers to gain additional market share in its core product lines and to successfully introduce new and enhanced product lines.

The Company's primary marketing strategy is to design innovative products with features and benefits attractive to consumers, and focus on marketing the products to its retail selling partners. Management believes that one of its competitive advantages is prompt and reliable product delivery of value-priced, high-volume products, allowing its retail partners to maintain minimal inventories. The Company believes that the customer specific merchandising programs it offers enable retailers to achieve a higher return on its products than the products of many of its competitors. To that end, the Company provides its customers with a variety of retail support services, including customized merchandise planogramming, small shipping packs, point-of-purchase displays, Electronic-Data-Interchange (EDI) order transmission, and just-in-time (JIT) product delivery.

The Company's marketing efforts also include advertising, promotional and differentiated packaging programs. Promotions include cooperative advertising, customer rebates targeted at the Company's value added feature products and point-of-purchase displays.

Foreign and Export Sales Information

The Company's 2001 sales outside the United States accounted for approximately 5.6% of its total net sales.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Home Products International, Inc. is responsible for the accuracy and internal consistency of all information contained in this annual report, including the Consolidated Financial Statements. Management has followed those generally accepted accounting principles, which it believes to be most appropriate to the circumstances of the Company, and has made what it believes to be reasonable and prudent judgments and estimates where necessary.

Home Products International, Inc. operates under a system of internal accounting controls designed to provide reasonable assurance that its financial records are accurate, that the assets of the Company are protected and that the financial statements fairly present the financial position and results of operations of the Company. The internal accounting control system is tested, monitored and revised as necessary.

Three directors of the Company, not members of management, serve as the Audit Committee of the Board of Directors and are the principal means through which the Board oversees the performance of the financial reporting duties of management. The Audit Committee meets with management and the Company's independent auditors several times a year to review the results of the external audit of the Company and to discuss plans for future audits. At these meetings, the Audit Committee also meets privately with the independent auditors to assure its free access to them.

The Company's independent auditors, Arthur Andersen LLP, audited the financial statements prepared by the management of Home Products International, Inc.

James R. Tennant
Chief Executive Officer

James E. Winslow
Executive Vice President,
Chief Financial Officer and Secretary

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of
Home Products International, Inc.

We have audited the accompanying consolidated balance sheets of Home Products International, Inc. (a Delaware corporation) and its subsidiary as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the fifty-two week period ended December 29, 2001, fifty-three week period ended December 30, 2000 and fifty-two week period ended December 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Products International, Inc. and its subsidiary as of December 29, 2001 and December 30, 2000, and the results of its operations and its cash flows for the fifty-two week period ended December 29, 2001, the fifty-three week period ended December 30, 2000 and the fifty-two week period ended December 25, 1999 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 8, 2002

HOME PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	As of Fiscal Year End 2001	2000
	(in thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,091	$ 3,152
Accounts receivable, net of allowance for doubtful accounts of $11,575 at December 29, 2001 and $10,927 at December 30, 2000	36,577	46,095
Inventories, net	17,043	27,388
Prepaid expenses and other current assets	2,275	4,051
Total current assets	56,986	80,686
Property, plant and equipment—at cost	87,502	94,161
Less accumulated depreciation and amortization	(44,871)	(38,280)
Property, plant and equipment, net	42,631	55,881
Deferred income taxes	7,686	7,686
Patents and non-compete agreements, net	1,616	2,176
Other intangibles, net	74,759	114,657
Other non-current assets	3,665	4,566
Total assets	$187,343	$265,652
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 16,834	$ 20,521
Accrued liabilities	33,916	34,981
Current maturities of long-term obligations	158	6,558
Total current liabilities	50,908	62,060
Other long term liabilities	3,168	3,038
Long-term obligations—net of current maturities	130,447	215,051
Stockholders' equity:		
Preferred stock—authorized, 500,000 shares, $.01 par value; none issued	—	—
Common stock—authorized 15,000,000 shares, $.01 par value; 8,641,338 shares issued at December 29, 2001 and 8,591,978 shares issued at December 30, 2000	87	86
Additional paid-in capital	49,920	49,811
Retained earnings	(40,262)	(57,242)
Common stock held in treasury—at cost (822,394 shares at December 29, 2001 and December 30, 2000)	(6,528)	(6,528)
Unamortized value of restricted stock	(397)	(624)
Total stockholders' equity (deficit)	2,820	(14,497)
Total liabilities and stockholders' equity (deficit)	$187,343	$265,652

The accompanying notes are an integral part of the financial statements.

HOME PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year		
	2001	2000	1999
	(in thousands, except per share amounts)		
Net sales	$249,721	$297,048	$294,297
Cost of goods sold	188,299	235,144	209,641
Special charges (income), net	(414)	1,920	8,589
Gross profit	61,836	59,984	76,067
Operating expenses			
Selling	17,886	25,489	24,992
Administrative	19,024	13,893	15,428
Amortization of intangible assets	3,190	5,350	5,425
Restructuring and other charges (income)	(480)	10,482	5,966
Asset impairment charges	—	53,348	—
Other nonrecurring charges	—	—	445
	39,620	108,562	52,256
Operating profit (loss)	22,216	(48,578)	23,811
Other income (expense)			
Interest income	38	107	170
Interest (expense)	(18,284)	(22,363)	(20,271)
Other income (expense)	14,583	(574)	372
	(3,663)	(22,830)	(19,729)
Earnings (loss) before income taxes and extraordinary charge	18,553	(71,408)	4,082
Income tax (expense)	(975)	(103)	(2,072)
Earnings (loss) before extraordinary charge	$ 17,578	$ (71,511)	$ 2,010
Extraordinary charge for early retirement of debt, net of $0 income tax	(598)	—	—
Net earnings (loss)	$ 16,980	$ (71,511)	$ 2,010
Earnings (loss) before extraordinary charge, per common share—basic	$ 2.32	$ (9.77)	$ 0.27
Extraordinary charge for early retirement of debt	(0.08)	—	—
Net earnings (loss) per common share—basic	$ 2.24	$ (9.77)	$ 0.27
Earnings (loss) before extraordinary charge, per common share—diluted	$ 2.27	$ (9.77)	$ 0.26
Extraordinary charge for early retirement of debt	(0.08)	—	—
Net earnings (loss) per common share—diluted	$ 2.19	$ (9.77)	$ 0.26

The accompanying notes are an integral part of the financial statements.

HOME PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Currency Translation and other Adjustments	Common Stock Held In Treasury At Cost	Unamortized Value of Restricted Stock	Total
	(in thousands, except share amounts)							
Balance at December 26, 1998	$—	$ 80	$48,455	$ 12,259	$(151)	$(2,642)	$ —	$ 58,001
Net earnings	—	—	—	2,010	—	—	—	2,010
Issuance of 41,238 shares in connection with exercise of stock options and various stock plans	—	1	345	—	—	—	—	346
Treasury stock purchased at cost	—	—	—	—	—	(3,886)	—	(3,886)
Translation adjustment	—	—	—	—	151	—	—	151
Balance at December 25, 1999	$—	$ 81	$48,800	$ 14,269	$ —	$(6,528)	$ —	$ 56,622
Net (loss)	—	—	—	(71,511)	—	—	—	(71,511)
Issuance of 65,279 shares in connection with employee stock transactions and various other stock plans	—	1	335	—	—	—	—	336
Deferred compensation expense associated with equity awards	—	4	676	—	—	—	(676)	4
Amortization of deferred compensation	—	—	—	—	—	—	52	52
Balance at December 30, 2000	$—	$ 86	$49,811	$(57,242)	$ —	$(6,528)	$(624)	$(14,497)
Net earnings	—	—	—	16,980	—	—	—	16,980
Issuance of 81,427 shares in connection with exercise of stock options and various stock plans	—	1	109	—	—	—	—	110
Amortization of deferred compensation	—	—	—	—	—	—	227	227
Balance at December 29, 2001	$—	$ 87	$49,920	$(40,262)	$ —	$(6,528)	$(397)	$ 2,820

The accompanying notes are an integral part of the financial statements.

HOME PRODUCTS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year		
	2001	2000	1999
	(in thousands)		
Operating activities:			
Net earnings (loss)	$ 16,980	$(71,511)	$ 2,010
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Non-cash restructuring and asset impairment charges	—	57,325	3,940
Depreciation and amortization	13,379	18,265	16,241
Amortization of restricted stock compensation	227	52	—
Gain on the sale of the servingware product line	(14,489)	—	—
Extraordinary charge on early retirement of debt	598	—	—
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	6,727	13,476	(10,302)
(Increase) decrease in inventories	7,238	(3,324)	1,119
(Increase) decrease in prepaids and other current assets	1,064	3,507	(713)
Decrease in net deferred tax asset	—	731	2,074
Increase (decrease) in accounts payable	(2,189)	(3,299)	3,716
Increase (decrease) in accrued liabilities	(6,682)	1,330	(1,836)
Other operating activities, net	473	1,154	(1,634)
Net cash provided by operating activities	23,326	17,706	14,615
Investing activities:			
Proceeds on sale of the servingware product line, net	69,501	—	—
Proceeds on sale of business, net	—	—	4,092
Proceeds on sale of building	1,218	—	977
1999 Acquisition	—	—	(5,962)
Newell Asset Acquisition, net of cash acquired	—	—	571
Capital expenditures, net	(5,213)	(14,459)	(14,698)
Net cash provided (used) by investing activities	65,506	(14,459)	(15,020)
Financing activities:			
Borrowings under loan and security agreement	859	—	—
Borrowings (payments) under revolving line of credit	(50,000)	1,750	4,250
Additions to capital lease obligation	—	—	3,137
Payments—$50,000 Term Loan	(40,500)	(6,500)	(3,000)
Payments on Industrial Revenue Bonds	(1,200)	(400)	(400)
Payment of capital lease obligation	(163)	(146)	(167)
Purchase of treasury stock	—	—	(3,886)
Exercise of common stock options and issuance of common stock under various stock plans	111	340	346
Net cash (used) provided by financing activities	(90,893)	(4,956)	280
Net increase (decrease) in cash and cash equivalents	(2,061)	(1,709)	(125)
Cash and cash equivalents at beginning of year	3,152	4,861	4,986
Cash and cash equivalents at end of year	$ 1,091	$ 3,152	$ 4,861
Supplemental disclosures:			
Cash paid during the year for:			
Interest	$ 17,017	$ 20,904	$ 19,864
Income taxes, net	$ 746	$ 7	$ 3,485

The accompanying notes are an integral part of the financial statements.

(in thousands, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Home Products International, Inc. (the "Company"), based in Chicago, is a leading designer, manufacturer and marketer of a broad range of value-priced, quality consumer houseware products. The Company's products are marketed principally through mass market trade channels in the United States and internationally.

Fiscal Year.

The Company reports on a 52/53 week fiscal year. References to 2001 are for the fifty-two weeks ended December 29, 2001, 2000 is for the fifty-three weeks ended December 30, 2000 and 1999 is for the fifty-two weeks ended December 25, 1999.

Principles of Consolidation.

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated.

Use of Estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Reclassifications.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Inventories.

Inventories are stated at the lower of cost or net realizable value with cost determined on a first in, first out (FIFO) basis.

Property, Plant and Equipment.

Property, plant and equipment are stated at cost. Depreciation is charged against results of operations over the estimated service lives of the related assets.

Improvements to leased property are amortized over the life of the lease or the life of the improvement, whichever is shorter. For financial reporting purposes, the Company uses the straight-line method of depreciation. For tax purposes, the Company uses accelerated methods where permitted.

The Company capitalizes certain costs related to the purchase and development of software used in the business. Such assets are amortized over their estimated useful lives, ranging from 2 to 5 years.

The estimated service lives of the fixed assets are as follows:

Buildings	30 years
Land and building under capital lease	lease term
Machinery, equipment and vehicles	3-8 years
Tools, dies and molds	5 years
Furniture, fixtures and office equipment	2-8 years
Leasehold improvements	remaining lease term

Revenue Recognition.

Revenue from the sale of products is recognized upon shipment of products to customers. Allowances for estimated returns, discounts and retailer incentives and promotions are recognized when sales are recorded and are based on various market data, historical trends and information from customers. Actual returns, discounts and retailer incentives and promotions have not been materially different from estimates.

Advertising Costs.

In accordance with Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs," advertising done on the Company's behalf by retailers is negotiated with each retailer as part of an overall trade allowance program and is paid through advertising allowances. All trade allowance program costs (including advertising allowances) are expensed and accrued as sales are recorded. Trade allowance program costs (including advertising allowances) in fiscal years 2001, 2000 and 1999 were $22,014, $23,597 and $19,842, respectively.

Patents and Non-Compete Agreements.

Covenants not to compete are amortized on a straight-line basis over the terms of the respective agreements. Patents, royalty rights, trademarks acquired and licensing agreements are amortized over their estimated useful lives ranging from five to ten years.

Intangible Assets.

Goodwill, which represents the excess of the purchase price over the fair value of acquired companies, is amortized on a straight-line basis over a period not to exceed forty years (See "New Accounting Standards" below on the issuance of statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" for changes in fiscal year 2002).

Long-Lived Assets.

In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company reviews long-lived assets, included goodwill and other intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the expected future undiscounted cash flows, the Company measures and records an impairment loss for the excess of the carrying value of the asset over its fair value (See "New Accounting Standards" below for the issuance of SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets" for changes in fiscal year 2002).

Income Taxes.

Deferred tax assets and liabilities are determined at the end of each fiscal period, based on differences between the financial statement bases of assets and liabilities and the tax bases of those same assets and liabilities, using the currently enacted statutory tax rates.

Net Earnings (Loss) Per Common Share.

The following table reconciles earnings (loss) per share from continuing operations for 2001, 2000 and 1999:

	2001	2000	1999
Net income (loss)	$16,980	$(71,511)	$2,010
Weighted average common shares outstanding—basic	7,564	7,323	7,389
Stock options, warrants and restricted stock	191	—	221
Weighted average common shares outstanding—diluted	7,755	7,323	7,610
Earnings (loss) per common share—basic	$ 2.24	$ (9.77)	$ 0.27
Earnings (loss) per common share—diluted	$ 2.19	$ (9.77)	$ 0.26

Earnings per common share—basic is computed based on the weighted average number of outstanding common shares. Earnings per common share—diluted includes the weighted average effect of dilutive options, warrants and restricted stock on the weighted average shares outstanding. In 2000 dilutive options, warrants and restricted stock were not included in the computation of diluted earnings per share because the assumed exercise of such equivalents would have been antidilutive.

Benefit Plans.

The Company provides a profit sharing and savings plan (including a 401(k) plan) to which both the Company and eligible employees may contribute. Company contributions to the savings plan are voluntary and at the discretion of the Board of Directors. The Company matches the employee 401(k) plan contributions with certain limitations. The total Company contributions to both plans are limited to the maximum deductible amount under the Federal income tax law.

The Company provides retirement plans for its employees covered under collective bargaining agreements. The amount of the Company contribution is determined by the respective collective bargaining agreement.

The contributions to all the profit sharing, savings, and retirement plans for 2001, 2000 and 1999 were $1,262, $1,785, and $1,597, respectively.

Cash and Cash Equivalents.

The Company considers all highly liquid, short-term investments with an original maturity of three months or less, to be cash equivalents.

Concentration of Credit Risk.

The Company is dependent upon a few customers for a large portion of its revenues. In 2001 three customers each accounted for more than 10% of consolidated gross sales. The Company's top three customers, Wal-Mart, Kmart, and Target accounted for 25.4%, 20.4% and 12.4% of gross sales respectively in 2001. These same three customers accounted for 19.9%, 13.4% and 11.9% respectively in 2000. The loss of one of these customers could have a material effect on the Company. No other customer accounted for more than 10% of consolidated gross sales in 2001 or 2000.

In January 2002, Kmart announced that it had filed for bankruptcy protection. Kmart is the Company's second largest customer with $50 million of gross sales in 2001. The Company's receivable from Kmart at the time of the bankruptcy filing was $6.7 million. The Company does not expect to collect this money in 2002 but is hopeful that some portion will be recovered in 2003 when Kmart expects to emerge from bankruptcy. As part of Kmart's recovery plan, they have announced the closing of 284 stores, approximately 13% of their store base. Such store closings are likely to have a negative impact on the Company's future sales.

Related Parties.

A director of the Company is the executor and co-trustee of certain estates and trusts (the "Trusts") which lease facilities to the Company as discussed in Note 15. In addition, this director is a partner in a law firm that is the Company's general counsel. All transactions with the Trusts and the law firm are consummated at "arms length".

New Accounting Standards.

In June 1998 and 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 and No. 137, respectively. The FASB issued SFAS No. 138 to amend SFAS No. 133, in June 2000. Collectively, these statements are intended to represent the comprehensive guidance on accounting for derivatives and hedging activities. The adoption of these new standards on December 31, 2000 did not have an effect on the Company's results of operations as it has no derivatives or hedging instruments.

In May 2000, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 14, "Accounting for Certain Sales Incentives" ("EITF No. 00-14"). This issue addresses the recognition, measurement, and income statement classification of various types of sales incentives, including discounts, coupons, rebates, and offers for free products. Upon adopting EITF No. 00-14, which is effective with the fourth quarter of 2001, it is required that these sales incentives be classified as deductions from sales within the income statement. The Company's historical accounting policy has been to include these types of sales incentives as a deduction from sales.

In January 2001, the EITF reached a consensus on Issue 3 of No. 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future". This consensus required that certain rebate offers and free products that are delivered subsequent to a single exchange transaction be recognized when incurred and reported as a reduction of sales. The Company's historical accounting policy has been to include these types of sales related incentives as a reduction of sales.

In April 2001, the EITF reached a consensus on Issue No. 00-25 ("EITF 00-25"), "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," which requires the costs of certain vendor consideration, such as slotting fees and off-invoice arrangements, to be classified as a reduction of revenue rather than as marketing expense. The Company will be required to adopt EITF No. 00-25 by the fourth quarter of 2001. The Company's historical accounting policy has been to include these types of sales arrangements as a deduction of sales.

In July 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being combined into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement, which apply to goodwill and intangible assets acquired prior to June 30, 2001, will be adopted by the Company on December 30, 2001. The Company is currently evaluating the impact adoption may have on our financial position and results of operations. The adoption of these accounting standards will reduce the Company's amortization of goodwill and other intangible assets commencing December 30, 2001. Amortization expense arising from goodwill and other intangible assets that will no longer be amortized under the provisions of the new rules was approximately $2.6 million and $4.7 million in 2001 and 2000, respectively.

The FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", dated August 2001. This statement supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentations of discontinued operations to include more disposal transactions. The Company will adopt the provisions of SFAS 144 on December 30, 2001. The Company is currently evaluating the impact SFAS 144 may have on the financial position and results of operations.

NOTE 2. DIVESTITURE OF PRODUCT LINE

On June 7, 2001, the Company entered into a definitive agreement to sell its servingware product line, Plastics, Inc. ("PI"), to A & E Products Group LP, an affiliate of Tyco International. The Company completed the sale on July 6, 2001 for $71 million in cash (the "Sale"). The net Sale proceeds of $69.5 million, net of transaction costs, were used to retire the Company's term debt and a portion of its revolving credit borrowings. The Sale resulted in a gain of approximately $14.5 million, which was recorded as other income during the third quarter of 2001. During 2001 and 2000, PI contributed net sales of $19.7 million and $39.5 million, respectively and operating profits of $3.7 million in 2001 and $7.8 million in 2000. For more information about the divestiture see the Current Report on Form 8-K filed on July 18, 2001 and Current Report on Form 8-K/A on July 27, 2001.

The unaudited pro forma historical results for the fifty-two weeks ended December 29, 2001 and fifty-three weeks ended December 30, 2000, as if the Plastics, Inc. product line had been sold at the beginning of fiscal 2001 and 2000, respectively, are estimated to be:

	Fifty-Two and Fifty-Three weeks ended	
	December 29, 2001	December 30, 2000
Net sales	$230,553	$257,565
Net income (loss), excludes the gain on the sale of PI, restructuring and extraordinary charge	$ 1,616	$ (7,081)
Net income (loss) per common share, excludes the gain on the sale of PI, restructuring and extraordinary charge	$ 0.21	$ (0.97)
EBITDA, excludes the gain on the sale of PI, restructuring and extraordinary charge	$ 29,793	$ 24,674

The pro forma results reflect a decrease in goodwill amortization and a reduction of interest expense on the retirement of debt due to the divestiture. The 2001 and 2000 pro forma results do not include the gain on the sale of the servingware product line, special, restructuring and other charges (income) and extraordinary charge related to the early extinguishment of debt. The pro forma results are not necessarily indicative of what actually would have occurred if the divestiture had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

NOTE 3. 2001 SPECIAL, RESTRUCTURING AND OTHER CHARGES

During the first quarter of 2001, the Company closed its Leominster, MA manufacturing and warehouse facilities. Accordingly, we recorded a pretax charge of $2,593, of which $110 was deemed to be Special Charges and $2,483 as Restructuring and Other Charges (collectively referred herein as the "2001 Restructuring"). These charges were comprised of (i) charge to relocate and liquidate inventory at Leominster and other facilities, (ii) charge for the relocation of machinery and equipment used at the Leominster facility and other facilities, (iii) charge for Leominster plant closure, lease termination and sub-lease costs, (iv) charge to write off obsolete and duplicate assets that were used at the Leominster facility and other facilities, (v) charge for employee related severance costs, and (vi) charge for other related restructuring costs.

In the fourth quarter of 2001, the Company completed all of its restructuring initiatives. Due to the favorable resolution of several matters, we concluded that certain reserves related to the 2001 Restructuring, 2000 Charges (defined in Note 4) and 1999 Charges (defined in Note 5) were no longer required. Accordingly, reserves totaling $3,487 were reversed to income in the fourth quarter.

For the year, the net impact of the first quarter actions and fourth quarter reserve review was a reduction of expenses of $894, of which $414 is deemed to be Special Charges and $480 as Restructuring and Other Charges. The two charges together are referred to herein as the "2001 Charges".

As a result of the closure of the Leominster facility the Company eliminated approximately 124 hourly and salaried positions in Leominster.

The 2001 Charges are summarized as follows:

	1st Quarter 2001	4th Quarter 2001	Total 2001
Cost of Goods Sold:			
Special charges (income):			
Inventory relocation and liquidation	$ 175	$ (524)	$ (349)
SKU reduction and inventory adjustments related to 1999	(65)	—	(65)
Total charge (income) to cost of goods sold	110	(524)	(414)
Operating Expenses:			
Restructuring and other charges (income):			
Plant and facilities:			
Relocation of machinery & equipment	1,179	78	1,257
Plant closure, lease termination & sub-lease costs	971	(1,943)	(972)
Elimination of obsolete assets	29	(246)	(217)
Elimination of obsolete assets related to 1999	—	(664)	(664)
Employee related costs	341	(85)	256
Other costs	(37)	(82)	(119)
Other costs related to 1999	—	(21)	(21)
Total charge (income) to operating expenses	2,483	(2,963)	(480)
Total net charges (income)	$2,593	$(3,487)	$ (894)

Included in the 2001 Charges are reserve reversals totaling $750 related to the 1999 Charges.

Restructuring plans established in connection with the 2001/2000 charges have been completed and remaining restructuring reserves of $4,229, as of December 29, 2001, are considered adequate. Total net cash outlays were $3,396 in 2001. Restructuring reserve balances as of December 30, 2000, activity during the current year and restructuring reserve balances as of December 29, 2001, were as follows:

	Reserve balance at 12/30/00	Additional charge 2001	Change in estimate 2001	Amounts utilized in 2001	Reserve balance at 12/29/01
Inventory	$2,744	$ 765	$(1,114)	$(2,117)	$ 278
Plant and facilities	3,950	1,268	(983)	(1,119)	3,116
Obsolete and duplicate assets	916	—	(217)	(326)	373
Employee related costs	835	278	(22)	(1,041)	50
Other	875	36	(155)	(344)	412
	$9,320	$2,347	$(2,491)	$(4,947)	$4,229

NOTE 4. 2000 SPECIAL, RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In December 2000, the Company began implementation of a restructuring plan that was undertaken to reduce fixed costs and better position the Company for sustained profitability. The restructuring plan entailed the closure of the Leominster, MA facility (the "Closure"), a reconfiguration of remaining manufacturing facilities, a reduction in headcount and a realignment of the selling process. The restructuring initiatives were completed during the third quarter 2001. The restructuring resulted in a pretax charge of $12,402, of which $1,920 is deemed to be Special Charges and $10,482 as Restructuring and Other Charges (the two charges together are referred to herein as the "2000 Charges"). The Company also recorded pretax Asset Impairment Charges of $53,348 related to its general and kitchen storage product lines (the "Plastic Storage Business").

The 2000 Charges and Asset Impairment Charges are summarized as follows:

	Expected cash charge	Non-cash charge	Totals
Cost of Goods Sold:			
Special charges:			
Inventory dispositions	$ —	$ 2,912	$ 2,912
Obsolete and duplicate molds	—	221	221
SKU reduction and inventory adjustments related to 1999 special charges	—	(1,213)	(1,213)
Total charge to cost of goods sold	—	1,920	1,920
Operating Expenses:			
Restructuring and other charges:			
Plant and facilities asset disposition and lease termination costs	3,950	2,086	6,036
Elimination of obsolete molds	—	2,585	2,585
Employee related costs	884	—	884
Other costs	477	500	977
Subtotal	5,311	5,171	10,482
Asset impairment charges:			
Goodwill impairment	—	44,404	44,404
Impairment of equipment and molds	—	8,944	8,944
Subtotal	—	53,348	53,348
Total charge to operating expenses	5,311	58,519	63,830
Total net charges	$5,311	$60,439	$65,750

The 2000 Charges and Asset Impairment Charges includes a $1,213 reversal of SKU reduction and inventory adjustments relating to the 1999 Special Charges. The total 2000 Charges and Asset Impairment Charges was $66,963 after excluding the impact of the $1,213 1999 Special Charges reversal.

The 2000 Charges were comprised of (i) reserve to reduce inventory in the Leominster facility to net realizable value due to the plant closure, (ii) write off of obsolete and duplicate molds that were used at the Leominster facility (iii) reversal of SKU reduction and inventory adjustments relating to the 1999 Special Charges, (iv) reserves for plant and facility assets that were disposed of, (v) employee related severance costs and (vi) lease termination costs. The Company anticipates that the result of these restructuring actions may be annual pre-tax cash savings of $5-$6 million of which $2-$3 million was realized in 2001.

The Company identified a total of 124 hourly and salaried Leominster employees to be terminated in accordance with the Closure. As of December 29, 2001 all of these employees have been terminated.

Components of the Asset Impairment Charges include $44,404 to reduce the carrying value of goodwill, and $8,944 to reduce the carrying value of equipment and product molds. During 2000 the Company experienced margin erosion due to continued increases in the cost of plastic resin and competitive pressures that led to price reductions on the plastic storage product lines. While plastic resin costs were rising most of the year, the most significant selling price reductions occurred in the third and fourth quarters. During the Company's annual operating and strategic planning process, a review of the current situation and expected financial prospects of the business was completed. As part of this process, management determined the need to review the recoverability of the long-lived assets of its general and kitchen storage product lines (the "Plastic Storage Business"), including intangible assets, pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". It was determined that the carrying value of the Plastic Storage Business long-lived assets, specifically goodwill and product molds, exceeded the estimated undiscounted future cash flows of the related product lines. Accordingly, the Company was required to reduce the carrying value of the net assets of its Plastic Storage Business to fair market value. The Company's estimate of fair market value was based on various methodologies including a discounted value of the estimated future cash flows and a fundamental analysis of the business' value. Considerable management judgement is necessary to estimate fair value.

See Note 3 for activity during the current year and restructuring reserve balances established in connection with the 2000 charges.

NOTE 5. 1999 SPECIAL, RESTRUCTURING AND OTHER NONRECURRING CHARGES

In July 1999, the Company began implementation of a restructuring plan that was undertaken to further maximize the Company's marketing and operational productivity and to strengthen relationships with its key retail partners. The major elements of the restructuring focused on a newly created national branding strategy, elimination of low volume stock keeping units (sku's) and the consolidation of sales, marketing and administrative functions. These steps were taken to solidify the Company's commitment to become a "one brand, one Company" supplier to its customers. In 1999, the Company recorded a $15,000 pretax charge, comprised of $8,589 Special Charges and $6,411 Restructuring and Other Nonrecurring Charges (together referred to herein as the "1999 Charges").

The 1999 Charges are summarized as follows:

	Expected cash charge	Non cash charge	Totals
Cost of Goods Sold:			
Special Charges:			
SKU reduction and inventory adjustments	$2,782	$4,909	$ 7,691
Discontinued molds	—	898	898
Total charge to cost of goods sold	2,782	5,807	8,589
Operating Expenses:			
Restructuring and Other Charges:			
Employee related costs	1,417	—	1,417
Elimination of duplicate assets	115	3,753	3,868
Transaction costs	576	105	681
Subtotal	2,108	3,858	5,966
Other Nonrecurring Charges:			
Employee related costs	293	—	293
HOMZ branding strategy	152	—	152
Subtotal	445	—	445
Total charge to operating expenses	2,553	3,858	6,411
Total charges	$5,335	$9,665	$15,000

The primary components of the $8,589 Special Charges include inventory reserves for discontinued products and packaging and reserves for molds that were used to make these products. The Company performed an extensive product line review which resulted in the decision to eliminate approximately one-third of the Company's total stock keeping units (sku's). The eliminated sku's represent approximately 1% of consolidated 1999 sales.

The primary components of the $6,411 Restructuring and Other Nonrecurring Charges include $1,710 for employee related costs such as severance and relocation costs due to the Consolidation, $3,868 for reserves relating to assets made obsolete by the Consolidation and $152 for the implementation of the Company's national branding strategy.

The Company identified 49 selling, marketing or administrative employees to be terminated in accordance with the Consolidation. As of December 30, 2000 all 49 of these employees had been terminated.

Restructuring plans established in connection with the 1999 Charges have been completed and no restructuring reserves remain as of December 29, 2001. Restructuring reserve balances as of December 30, 2000, activity during the current year and restructuring reserve balances as of December 29, 2001, were as follows:

	Reserve balance at Dec. 30, 2000	Amounts utilized in 2001	Reversal of reserve in 2001	Change in estimate in 2001	Reserve balance at Dec. 29, 2001
Inventory	$ 212	$(147)	$ (65)	$—	$—
Elimination of obsolete assets	830	(166)	(664)	—	—
Employee costs	75	(25)	—	(50)	—
Other	101	(130)	(21)	50	—
	$1,218	$(468)	$(750)	$—	$—

The amounts utilized during 2001 were $468, of which $321 were cash costs.

The Company reversed $750 of reserves which were no longer needed due to the favorable resolution of several matters. The reversal of $65 was recorded in the 2001 Special charges (income) and $685 was recorded in the 2001 Restructuring and other charges (income) (See Note 3).

Amounts in the "Change in Estimate in 2001" column represent the reallocation of accruals between categories and not increases in the initial charges. These reallocations were due to reductions in cost estimates for inventory, employee and other costs offset by higher than anticipated costs to eliminate obsolete assets.

NOTE 6. 1999 ACQUISITION

On May 12, 1999 the Company acquired certain assets (inventory and molds) from Austin Products, Inc. which were sold under the Epic brand name, (the "1999 Acquisition"). The assets were acquired for approximately $5,962 in cash. This product line consists of plastic laundry baskets, tote caddys, crates, bins and utility buckets. The acquisition was accounted for as a purchase. The purchase price was equal to the fair value of the assets acquired. Results of operations have been included in the Consolidated Statement of Operations since the date of acquisition.

NOTE 7. 1998 ACQUISITIONS

Effective December 30, 1997, the Company acquired all of the outstanding common stock of Seymour Sales Corporation and its wholly owned subsidiary, Seymour Housewares Corporation, (collectively, "Seymour" and the acquisition is referred to herein as the "Seymour Acquisition"). Seymour, headquartered in Seymour, Indiana, was an industry leading manufacturer and marketer of consumer laundry care products, including a full line of ironing boards, ironing board covers and pads, and numerous laundry related accessories. The acquisition was accounted for as a purchase and as such, the excess of the purchase price over the estimated fair value of the acquired net assets, which approximated, $27,000, was recorded as goodwill and is being amortized over forty years. Total consideration for the acquisition was $100,700, consisting of approximately $16,400 in cash, $14,300 in common stock (1,320,700 shares) and the assumption of $70,000 of debt. Results of Seymour's operations have been included in the Consolidated Statement of Operations since the date of acquisition.

On September 8, 1998 the Company acquired from Newell Co. certain assets and assumed certain liabilities comprising the businesses of Anchor Hocking Plastics, a leading supplier of kitchen storage containers, and Plastics, Inc., a leading supplier of disposable plastic servingware, for $78,000 in an all cash transaction (the "Newell Asset Acquisition"). Based upon provisions in the purchase agreement, the Company received $571 from Newell in 1999 as an adjustment to the purchase price. Results of operations have been included in the Consolidated Statement of Operations since the date of acquisition. The acquisition was accounted for as a purchase, and as such, the excess of the purchase price over the estimated fair value of the acquired net assets, which approximated $57,200, was recorded as goodwill and is being amortized over forty years.

On August 14, 1998 the Company acquired certain assets (inventory and molds) which comprised Tenex Corporation's general storage product product line for $16,400 in an all cash transaction (the "Tenex Asset Acquisition"). Based upon an earn out provision in the contract, the Company was required to pay Tenex Corporation an additional amount based upon 1999 sales of the products acquired. This amounted to $705 for 1999. A similar provision was in place for 2000 sales, with a minimum due of zero and a maximum amount due of $1,000 if certain predetermined sales targets were met. This amounted to zero for 2000. This general storage product line consists of plastic storage bins and containers, rolling carts and stacking drawer systems. The acquisition was accounted for as a purchase, and as such, the excess of the purchase price over the estimated fair value of the acquired net assets, which approximated, $14,200, was recorded as goodwill and is being amortized over a period of twenty years. Results of operations have been included in the Consolidated Statement of Operations since the date of acquisition.

The Seymour Acquisition, the Tenex Asset Acquisition and the Newell Asset Acquisition are collectively referred to herein as the "1998 Acquisitions".

NOTE 8. SHUTTERS, INC. DIVESTITURE

Effective December 27, 1998 (fiscal 1999) the Company sold Shutters, Inc. ("Shutters") the Company's home improvement products division, for approximately $5,000 in cash and notes receivable. The Company recorded a gain in the amount of $196 (pretax) on the sale. Shutters' 1998 net sales were approximately 3% of 1998 consolidated net sales.

NOTE 9. INVENTORIES

The components of the Company's inventory consists of direct labor, direct materials and applicable portion of the overhead required to manufacture the goods.

	2001	2000
Finished goods	$12,016	$15,420
Work-in-process	1,717	2,027
Raw materials	3,310	9,941
	$17,043	$27,388

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	2001	2000
Buildings and land	$ 10,780	$ 16,076
Land and building under capital lease	5,672	5,672
Machinery, equipment and vehicles	35,247	43,555
Tools and dies	26,074	18,631
Furniture, fixtures and office equipment	7,363	5,978
Leasehold improvements	2,366	4,249
	87,502	94,161
Less accumulated depreciation and amortization	(44,871)	(38,280)
	$ 42,631	$ 55,881

NOTE 11. PATENTS AND NON-COMPETE AGREEMENTS, NET

Patents and non-compete agreements consist of the following:

	2001	2000
Non-compete agreements, net of accumulated amortization of $1,648 on December 29, 2001, and $1,241 on December 30, 2000	$1,220	$1,627
Patents, net of accumulated amortization of $633 on December 29, 2001, and $480 on December 30, 2000	396	549
	$1,616	$2,176

NOTE 12. INTANGIBLES, NET

Intangible assets consist of the following:

	2001	2000
Goodwill, net of accumulated amortization of $15,159 on December 29, 2001, and $15,568 on December 30, 2000	$74,759	$114,657

NOTE 13. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	2001	2000
Deferred financing fees, net of accumulated amortization of $809 on December 29, 2001 and $1,994 on December 30, 2000	$3,153	$4,379
Other assets	512	187
	$3,665	$4,566

NOTE 14. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	2001	2000
Compensation and other benefits	$ 8,981	$ 5,989
Sales incentives and commissions	10,882	13,112
Taxes payable other than income taxes	2,231	2,830
Restructuring	3,950	8,026
Interest payable	1,521	1,844
Other	6,351	3,180
	$33,916	$34,981

NOTE 15. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

	2001	2000
Loan and security agreement, variable rate, due October 31, 2005	$ 859	$ —
Revolving credit facility, variable rate, due May 13, 2003	—	50,000
Term Loan, variable rate, due September 30, 2004	—	40,500
Senior Subordinated Notes, 9.625%, due 2008	125,000	125,000
Illinois Development Finance Authority (IDFA) variable rate demand Industrial Development Revenue Bonds (Selfix, Inc. Project) Series 1990, due September 1, 2005	—	1,200
Capital lease obligations	4,746	4,909
	130,605	221,609
Less current maturities	(158)	(6,558)
	$130,447	$215,051

On May 14, 1998, the Company issued $125,000 of 9.625% Senior Subordinated Notes due 2008 (the "Notes") in a public offering. Interest on the Notes is payable semi-annually on May 15 and November 15. The Notes are guaranteed by the Company's subsidiary (see Note 20). The Notes may not be redeemed prior to May 15, 2003. Subsequent to such date, at the option of the Company, the Notes may be redeemed at various amounts as set forth in the Notes, but not at a price less than 100% of par value. Upon the occurrence of a Change in Control, as defined in the Notes, the holders of the Notes have the right to require the Company to repurchase their Notes at a price equal to 101% of par value plus accrued interest. The Notes contain certain restrictions that, among other things, will limit the Company's ability to (i) incur additional indebtedness unless certain financial ratios are met, (ii) pay dividends, (iii) make certain asset dispositions or (iv) merge with another corporation. The Company was in compliance with all covenants related to the Notes as of December 29, 2001.

In conjunction with the offering of the Notes, on May 14, 1998 the Company entered into a five year revolving credit agreement (the "Revolver") with J.P. Morgan Chase Co., as administrative agent, and several lenders as parties thereto. Effective September 22, 2000, the Company negotiated a second amendment to the Revolver. The second amendment, among other things, reduced the revolving credit from $100,000 to $85,000, increased borrowing rates, reduced annual capital spending limits and changed certain minimum financial covenant ratios. The financial covenant ratios were changed to reflect current business needs. On June 29, 2001, the Company reached an agreement to further amend the Revolver. The amendment became effective on July 6, 2001 upon the sale of PI. The lenders agreed to amend all financial covenants through the remaining term of the Revolver consistent with internal Company projections. In addition, the revolving line of credit was reduced from $85,000 to $50,000.

Borrowings under the amended Revolver accrued interest at an annual rate, at the option of the Company, of either (i) prime plus 2.00%, or (ii) LIBOR plus a floating rate which was determined based upon certain financial ratios. The floating rate was adjusted quarterly, and was 3.00% as of December 30, 2000. The amended Revolver contained certain affirmative and negative covenants that required the Company to maintain certain financial covenants including interest coverage ratios and maximum leverage ratios. The Company was in compliance with all covenants related to the amended Revolver as of December 30, 2000 and throughout 2001.

On September 8, 1998, the Company amended and restated the Revolver to add among other items, a $50,000 term loan, (the "Term Loan"). The terms and conditions of the amended and restated Revolver were substantially the same as those established on May 14, 1998. The Term Loan was payable in twenty-four quarterly installments increasing from $750 to $2,250 per quarter and a final payment due in the amount of $13,250 on September 8, 2004. The Term Loan accrued interest at the same options as the amended Revolver. On July 6, 2001, the Term Loan was completely repaid with the proceeds from the sale of PI.

On October 31, 2001 the Company entered into a four year asset based $50,000 Loan and Security Agreement (the "Loan Agreement") with Fleet Capital Corporation ("Fleet Capital") as its sole lender. The Loan Agreement replaced the Revolver. The Loan Agreement is secured by all of the Company's assets. Borrowings are limited to the lesser of $50,000 or a specified percentage of the collateralized asset base. Borrowings under the Loan Agreement bear interest at an annual rate, at the option of the Company, of either (i) prime plus a margin of .25-.75%, or (ii) LIBOR plus a margin 2.25-2.75%. The interest rate margins are adjusted quarterly based on the Company's borrowing levels. At December 29, 2001, the interest rate margins were .50% and 2.50%, respectively. The Company must pay a quarterly fee ranging from .375%-.50%, based upon the unused portion of the available credit line. The Loan Agreement also contains sub-limits of up to $6,000 for letters of credit. The Loan Agreement contains affirmative and negative covenants that require the Company to maintain certain financial covenants including an interest coverage ratio and maximum capital spending. The Company was in compliance with all covenants related to the Loan Agreement as of December 29, 2001. Availability at December 29, 2001, under the Loan Agreement was $33,651 and the Company's defined borrowing base was approximately $37,035.

The IDFA variable rate demand Industrial Development Bonds (the "Bonds") Series 1990 were issued in September 1990, and mature on September 1, 2005. Interest was calculated based upon a weekly variable rate, and is paid monthly. Principal is payable in annual installments, due on December 1. In December 2001, the Bonds were paid off with proceeds from the Loan Agreement.

In June 1999 the Company expanded its Chicago manufacturing and distribution facility by adding 100,000 square feet of warehouse space. The building addition was recorded as a capital lease obligation as the construction was financed by the Trusts. See below for additional information on capital lease obligations.

Additional capital lease obligations include: (i) a lease agreement between one of the Company's subsidiaries and the Trusts for a manufacturing and warehouse facility as well as the Company's corporate offices; and (ii) various equipment lease agreements. Lease payments to the Trusts for buildings were $848, $802 and $578 in 2001, 2000 and 1999, respectively, and lease payments for machinery and equipment in 2001, 2000 and 1999 were $102, $117 and $67, respectively.

The following schedule shows future minimum lease payments together with the present value of the payments for all capital lease obligations.

Years ending:	
2002	$ 848
2003	848
2004	848
2005	848
2006	848
Thereafter	10,179
	14,419
Less amount representing interest	(9,673)
Present value of minimum lease payments	$ 4,746
Long-term portion	$ 4,588
Current portion	158
	$ 4,746

NOTE 16. OPERATING LEASES

The Company leases certain manufacturing, warehouse space, office facilities and machinery under non-cancelable operating leases, expiring at various dates through 2009.

Future minimum lease payments under all non-cancelable operating leases as of December 29, 2001 are as follows:

Years ending:	
2002	$ 6,625
2003	6,350
2004	5,418
2005	4,396
2006	2,862
Thereafter	6,272
Total minimum lease payments	$31,923

Rent expense totaled $6,764, $8,921 and $5,974 for 2001, 2000 and 1999, respectively.

NOTE 17. OTHER COMMITMENTS AND CONTINGENCIES

The Company has entered into commitments to purchase certain minimum annual volumes of plastic resin at formula-based prices. The agreements expire in December 2002 and December 2003. Future related minimum commitments to purchase plastic resin, assuming current price levels, are: 2002, $17,280 and 2003, $10,530.

NOTE 18. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax items as of December 29, 2001 and December 30, 2000 are as follows:

	2001	2000
Deferred Tax Assets		
Inventory reserves and overhead capitalized for tax purposes	$ 3,499	$ 4,123
Employee benefit expenses and other accruals	987	1,631
Accounts receivable reserve	4,619	4,370
Capitalized lease treated as operating lease for tax purposes	224	159
Accrued advertising, volume rebates and reserves for returns	1,071	2,774
Alternative minimum tax credit	250	—
Goodwill impairment	4,927	7,079
Depreciation	422	—
Other accrued liabilities	4,681	5,605
Net operating loss carryforward	15,755	18,372
Gross deferred tax assets	$ 36,435	$ 44,113
Deferred Tax Liabilities		
Depreciation	—	539
Gross deferred tax liabilities	—	539
Deferred tax assets net of deferred tax liabilities	36,435	43,574
Valuation allowance	(28,749)	(35,888)
Net deferred tax asset	$ 7,686	$ 7,686

The Company has net operating loss carryforwards of approximately $39,387 expiring in years 2010 through 2020, and alternative minimum tax credits of approximately $250, which may be carried forward indefinitely. These carryforwards are available to offset future federal taxable income. The Company utilized net operating loss carryforwards of approximately $12 million during 2001.

The Company establishes valuation allowances in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The Company continually reviews that adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is more likely than not that the benefits will be realized. During 2001, the net decrease in the valuation allowance was $7,139.

The provision for federal, foreign and state income taxes charged to operations is as follows:

	2001	2000	1999
Current			
U.S. federal	$ 250	$ (7,883)	$ 691
Foreign	231	103	—
State	494	(1,312)	286
Increase in valuation allowance	—	9,195	—
	975	103	977
Deferred			
U.S. federal	7,139	(22,436)	1,095
Increase (decrease) in valuation allowance	(7,139)	22,436	—
	—	—	1,095
Total income tax provision	$ 975	$ 103	$2,072

Following is a reconciliation of estimated income taxes at the United States statutory rate to estimated income taxes as reported:

	2001	2000	1999
Computed at statutory U.S. federal income tax rate	$ 6,283	$(25,123)	$1,428
State income taxes, net of U.S. federal tax benefit	820	(3,249)	188
Foreign income taxes	231	130	—
Foreign sales corporation benefit	—	(86)	(167)
Non deductible goodwill	305	275	388
Alternative minimum tax	250	—	—
Other, net	225	(3,475)	235
Change in valuation allowance	(7,139)	31,631	—
	$ 975	$ 103	$2,072

NOTE 19. STOCK OPTIONS AND RESTRICTED STOCK

On May 19, 1999 the shareholders of the Company approved the 1999 Performance Incentive Plan (the "1999 Plan"). In addition to allowing the grant of stock options, the 1999 Plan has provisions for granting key employees and certain key nonemployees stock appreciation rights, restricted stock, performance grants and other stock based grants. Stock options and restricted stock awards were granted pursuant to the 1999 Plan in 2000. Under the 1987, 1991, and 1994 stock option plans as amended, and the 1999 Plan (collectively, the "Stock Option Plans") key employees and certain key nonemployees were granted options to purchase shares of the Company's common stock. All stock option grants are authorized by the Compensation Committee of the Board of Directors, which is comprised of outside directors.

All options granted subsequent to December 1997, with the exception of those granted to the Chief Executive Officer, have vesting periods ranging from 30 to 48 months. Options granted prior to December 1997 vest over a five year period. The options granted to the Chief Executive Officer prior to December 1997 vest over a three year period. Specific options granted during 2000 to the Chief Executive Officer vest in predetermined increments if the daily average closing price of the Company's common stock during any thirty consecutive day period equals or exceeds certain predetermined prices, or in full on May 24, 2006. All options granted expire ten years from the date of grant.

During the fourth quarter of 2000 the Board of Directors of the Company elected to offer certain senior executive officers the opportunity to cancel outstanding stock options and convert such canceled options into restricted stock (the "Agreement"). Senior executive officers cancelled options to purchase 1,035,600 shares of the Company's Common Stock. Under the Agreement 427,500 shares of the Company's Common Stock were issued as restricted stock in the fourth quarter of 2000. The restriction on the shares will lapse in October 2003. All shares are subject to forfeiture in the event that the employee voluntarily leaves the Company or is terminated for cause prior to the date the restriction lapses.

The maximum number of shares of common stock that may be granted under the Stock Option Plans is 2,475,000. Shares available for future grant amounted to 1,052,500, 1,478,733 and 711,455 as of December 29, 2001, December 30, 2000 and December 25, 1999, respectively.

SFAS No. 123, "Accounting for Stock-Based Compensation" encourages companies to adopt a fair value approach to valuing stock-based compensation that would require compensation cost to be recognized based upon the fair value of the stock-based instrument issued. The Company has elected, as permitted by SFAS No. 123, to apply the provisions of APB Opinion 25 "Accounting for Stock Based Compensation" and the related interpretations in accounting for stock option awards under the Stock Option Plans. Under APB Opinion 25, compensation expense is recognized if the market price on the date of grant exceeds the grant price. All options granted by the Company have been granted at market price on the date of grant, accordingly, no compensation cost has been recognized in the Company's financial statements.

As required by SFAS 123, the Company has computed, for pro forma disclosure purposes, the value of options granted during fiscal years 2001, 2000 and 1999 using an option pricing model.

Had compensation cost for the Company's 2001, 2000 and 1999 grants been determined using the fair values and considering the applicable vesting periods, the Company's reported results would have been reduced by $133 or $0.02 diluted earnings per share in 2001, by $10 or $0.00 diluted earnings per share in 2000 and by $330 or $0.04 diluted earnings per share in 1999. The average fair value of options granted in 2001 was $1.64, in 2000 was $0.74 and in 1999 was $4.61. The fair value of the options granted was determined using the Black-Scholes option pricing model based upon the weighted average assumptions of: (i) a dividend yield of 0% for 2001, 2000 and 1999; (ii) expected volatility of the market price of the Company's common stock of 71% for 2001, 60% for 2000 and 46% for 1999; (iii) a weighted-average expected life of the options of approximately five years, and (iv) weighted-average risk free interest rates of 5.3% for 2001, 5.2% for 2000 and 5.2% for 1999.

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock based compensation plan.

A summary of the transactions in the option plans is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance at December 26, 1998	1,334,111	$8.15
Options granted	554,850	8.70
Options exercised	(3,535)	5.98
Options cancelled/forfeited	(254,693)	9.39
Balance at December 25, 1999	1,630,733	8.09
Options granted	93,000	1.44
Options exercised	—	—
Options cancelled/forfeited	(1,287,833)	8.41
Balance at December 30, 2000	435,900	5.37
Options granted	541,333	1.85
Options exercised	(12,500)	1.76
Options cancelled/forfeited	(115,100)	5.98
Balance at December 29, 2001	849,633	$2.92

NOTE 20. SUBSIDIARY GUARANTEES OF SENIOR SUBORDINATED NOTES

The Company is a holding company with no assets or operations other than its investment in its subsidiary. The $125,000 9.625% Senior Subordinated Notes due 2008 (the "Notes") are guaranteed by its subsidiary, Home Products International—North America, Inc. (the "Subsidiary Guarantor"). The guarantee obligations of the Subsidiary Guarantor are full, unconditional and joint and several.

NOTE 21. SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Thirteen Weeks Ended March 31	Thirteen Weeks Ended June 30	Thirteen Weeks Ended September 29	Thirteen Weeks Ended December 29
2001				
Net sales	$64,129	$65,858	$66,064	$53,673
Gross profit	14,098	15,904	18,062	13,772
Net income (loss)	(4,083)	760	19,448	855
Net income (loss) per common share—basic	$ (0.55)	$ 0.10	$ 2.57	$ 0.11
Net income (loss) per common share—diluted	$ (0.55)	$ 0.10	$ 2.49	$ 0.11

	Thirteen Weeks Ended March 25	Thirteen Weeks Ended June 24	Thirteen Weeks Ended September 23	Fourteen Weeks Ended December 30
2000				
Net sales	$68,089	$70,910	$83,566	$ 74,483
Gross profit	15,919	14,884	15,941	13,240
Net loss	$ (1,217)	$ (1,104)	$ (32)	$(69,158)
Net loss per common share—basic	$ (0.17)	$ (0.15)	$ (0.00)	$ (9.41)
Net loss per common share—diluted	$ (0.17)	$ (0.15)	$ (0.00)	$ (9.41)

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on The NASDAQ SmallCap Market^{SM} under the symbol "HOMZ". The Company believes that as of March 2, 2002 there were approximately 225 holders of record and in excess of 1,250 beneficial holders of the Company's common stock.

The Company has never paid a cash dividend on its common stock and currently anticipates that all of its earnings will be retained for use in the operation and expansion of its business. The Company's 9.625% Senior Subordinated Notes due 2008 issued in a public offering in May 1998 contain certain restrictions on the Company's ability to pay dividends.

The following table sets forth for the periods indicated the high and low bid prices for the Common Stock as reported on The NASDAQ SmallCap Market^{SM}. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Fifty-two weeks ended December 29, 2001:		
First Quarter	$ 1.88	$ 1.00
Second Quarter	$ 3.37	$ 1.19
Third Quarter	$ 3.05	$ 0.96
Fourth Quarter	$ 3.99	$ 1.85
Fifty-three weeks ended December 30, 2000:		
First Quarter	$13.50	$10.63
Second Quarter	$11.88	$ 3.75
Third Quarter	$ 4.50	$ 1.88
Fourth Quarter	$ 2.19	$ 1.03

Directors

CHARLES R. CAMPBELL
Principal, The Everest Group

MARSHALL RAGIR
President and Chief Executive Officer
Know Business, Inc.

JEFFREY C. RUBENSTEIN
Senior Principal
Much Shelist Freed Denenberg Ament & Rubenstein, P.C.

DANIEL B. SHURE
President and Chief Executive Officer
Strombecker Corporation

JOEL D. SPUNGIN
President
DMS Enterprises

JAMES R. TENNANT
Chairman of the Board and Chief Executive Officer

Officers

JAMES R. TENNANT
Chairman of the Board and Chief Executive Officer

JAMES E. WINSLOW
Executive Vice President,
Chief Financial Officer and Secretary

Independent Accountants

Arthur Andersen LLP
33 West Monroe Street
Chicago, IL 60603

Transfer Agent

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005

General Counsel

Much Shelist Freed Denenberg Ament & Rubenstein, P.C.
200 North LaSalle Street
Chicago, IL 60601

Annual Meeting

The annual meeting of shareholders will be held at 10:00 am on Thursday, May 23, 2002 at the Company's Corporate Offices, 4501 West 47th Street, Chicago, IL. Whether or not you plan to attend, you are encouraged to return the proxy which accompanies this report to assure that your shares will be represented. Shareholders who attend the meeting may, if they so desire, withdraw their proxy and vote in person.

Form 10-K

Shareholders may obtain without charge a copy of the December 29, 2001 Form 10-K, filed with the Securities and Exchange Commission, by contacting:
Mark Suchinski
Corporate Controller
Home Products International, Inc.
4501 West 47th Street
Chicago, IL 60632
773-890-1010

Stock Information

Home Products International, Inc. Common Stock is traded on the NASDAQ SmallCap℠ Market under the symbol HOMZ.

HPI Website

Visit our website at www.hpii.com for up-to-date Company information including new products, press releases, shareholder information, financial results and reports filed with the Securities and Exchange Commission.

Corporate Headquarters

Home Products International, Inc.
4501 West 47th Street
Chicago, IL 60632
773-890-1010

HŌMZ

HPI

Home Products International Inc.

4501 W 47TH STREET CHICAGO IL 60632

773-890-1010 www.hpii.com